 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to           .

Commission file number 0-26844

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Radisys Corporation 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADISYS CORPORATION
5435 NE Dawson Creek Drive
Hillsboro, OR 97124

Required Information
Item 4.

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of the
Radisys Corporation 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Radisys Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KBF CPAs LLP

We have served as the Plan’s auditor since 2011.

Portland, Oregon
June 13, 2018

Radisys Corporation
401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments, at fair value:
Registered investment companies	$39,406,064	$36,919,352
Collective trust funds	12,598,257	11,676,601
Radisys Corporation common stock	63,192	308,211
Self-directed brokerage accounts	135,654	308,589
Total investments	52,203,167	49,212,753

Receivables:
Notes receivable from participants	460,911	616,427
Employer contribution receivable	—	30,000
Total receivables	460,911	646,427
Net assets available for benefits	$52,664,078	$49,859,180

The accompanying notes are an integral part of these financial statements.

Radisys Corporation
401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	For the years ended
	December 31,
	2017	2016
Additions:
Investment income:
Net appreciation in fair value of investments	$4,325,623	$1,299,840
Dividends and interest	3,802,862	1,752,410
Total investment income	8,128,485	3,052,250
Interest on notes receivable from participants	21,104	16,307
Other Income	66,790	61,773
Contributions:
Participants	1,430,083	1,345,490
Employer	475,433	421,346
Rollovers	11,300	215,822
Total contributions	1,916,816	1,982,658
Total additions	10,133,195	5,112,988
Deductions:
Benefit payments	(7,327,432)	(4,624,127)
Administrative expenses	(865)	(34,738)
Total deductions	(7,328,297)	(4,658,865)

Net increase	2,804,898	454,123
Net assets available for benefits:
Beginning of year	49,859,180	49,405,057
End of year	$52,664,078	$49,859,180

The accompanying notes are an integral part of these financial statements.

Radisys Corporation
401(k) Savings Plan
Notes to Financial Statements

Note 1 — Description of the Plan

The following brief description of the Radisys Corporation 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by Radisys Corporation (the “Company”) on January 1, 1989, and amended and restated effective January 1, 2013, under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility

All employees of the Company who are age 21 or older are eligible to participate in the Plan except employees covered by a collective bargaining agreement that does not provide for participation in the Plan, leased employees and non-resident aliens. Qualifying employees are eligible and may begin to participate in the Plan on the date of employment with the Company.

Contributions

Participants may contribute up to 30% of their pre-tax compensation to the Plan, subject to the maximum allowed by the IRC guidelines. Participants who have attained the age of 50 before the close of the Plan year can make additional annual pre-tax contributions known as “catch up” contributions, subject to the maximum allowed by the IRC guidelines. Participants may also contribute up to 5% of their after-tax compensation up to an annual maximum of $10,000. Participants may also rollover amounts from other qualified defined contribution plans. The Company can make matching contributions equal to a percentage of the amount of the salary deferral, as defined by the Plan. During 2017 and 2016, the Company made matching contributions equal to 50% of the first 6% deferred into the Plan. Participants direct the investment of their contributions and the Company's matching contribution into various investment options available within the Plan. Participants are automatically deemed to have elected to defer 3% of their eligible compensation after sixty calendar days of employment unless they have elected otherwise prior to this date.

Participant Accounts

Each participant's account is credited with the participant's contributions, the discretionary employer matching contributions and an allocation of Plan earnings or losses. Allocation of earnings and losses are based on the proportion of the participant's account balance to the total of all participants' account balances within each investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct their account balance into a variety of investments offered by Great West Trust Company, the trustee.

Vesting

Participants are immediately vested in their contributions and earnings (losses) thereon. Vesting in employer contributions is based upon the following schedule:

Less than one year of service	0% vested
1 year of service, but less than 2 years of service	33% vested
2 years of service, but less than 3 years of service	66% vested
3 years of service or more	100% vested

Participants become fully vested in the employer contribution upon death or total and permanent disability.

Forfeitures

If a participant's employment terminates before the employer contribution becomes fully vested, the unvested portion of his or her account is forfeited. Forfeitures may be used when authorized by the Company to reduce the Company's matching contributions or pay Plan expenses. As of December 31, 2017 and 2016, forfeited non-vested accounts available to reduce employer contributions were $213,763 and $137,680. Forfeitures totaling approximately $2,000 and $34,000 were used to reduce the employer contribution receivable at December 31, 2017 and 2016.

Payments of Benefits

Upon resignation, discharge, death or disability, a participant may elect to receive their vested benefits, including his or her allocation of Plan earnings. The Plan permits a withdrawal of pre-tax contributions (not including investment earnings), rollover contributions, and the vested portion of amounts attributable to the employer matching contribution to the extent approved by the Plan's Administrative Committee because of a qualified financial hardship. Terminated participants may keep their vested balance in the Plan subject to a minimum $1,000 threshold. Vested balances of $1,000 or less are distributed to the participant as a lump sum distribution. The Trustee distributes all such amounts.

Notes Receivable from Participants

Participants may borrow from their fund accounts amounts equal to 50% of the total vested value of their account, but not more than $50,000 reduced by the highest outstanding loan balance from the previous 12 months. Loan terms range from one to five years, unless the loan is for the purchase of a primary residence in which case it may not exceed 15 years. The loans are secured by the balance in the participant's account and bear interest based upon the prime interest rate at the time the loan is issued, plus 2%. Principal and interest are paid ratably through biweekly payroll deductions. At December 31, 2017, the interest rate on active loans outstanding ranged from 5.25% to 6.25%, and loans mature through 2031.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company may elect, at its discretion, to either make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan had not been terminated. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

The Company determined that a partial plan termination occurred in 2017. Accordingly, all impacted participants became 100% vested in their account balances.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Administrative Committee determines the Plan's valuation policies utilizing information provided by the investment advisor and trustee. See Note 3 — Fair Value for discussion of fair value measurements.

The Plan invests in the Putnam Stable Value Fund ("SVF") which invests in investment contracts through a collective trust fund. The contract value of the SVF represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The SFV is reported at fair value which is based on the net asset value ("NAV") of the underlying investments. The weighted average market yield at the end of the period and the average crediting interest rate for the fund was approximately 2.21% and 2.32% at December 31, 2017 and 1.93% and 2.10% at December 31, 2016. All of the contracts that the SVF purchases are benefit responsive at contract value for all Plan permitted, participant directed transactions. There are no exceptions to this stipulation. Additionally, the SVF negotiates contracts with certain employer-initiated transaction provisions including percentage allowances for targeted layoffs, bankruptcy resulting in employee job loss, reorganizations, spin-offs, and Plan terminations. Due to the size of SVF and the specific percentage allowances negotiated by the SVF, it is highly unlikely that any event would occur that would limit the SVF's ability to transact at contract value with each issuer under these events.

The self-directed brokerage account allows participants to invest in certain publicly-traded investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments included in the statements of changes in net assets available for benefits consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

ERISA Credits and Administrative Expenses

During 2014, the Plan entered into an agreement with the trustee whereby the trustee shares certain revenue generated by the Plan in excess of their fees. These deposits are included in other income on the statements of changes in net assets available for benefits and are available to pay Plan expenses or to be reallocated to participants. During 2017 and 2016, ERISA credits of approximately $67,000 and $62,000, respectively, were deposited into the Plan. At December 31, 2017 and 2016, approximately $163,000 and $94,000, respectively, of these amounts were available to be reallocated to participant accounts or to pay future Plan expenses.

Certain administrative expenses are paid by the Company and others by the Plan. Direct expenses totaling approximately $1,000 and $35,000 were paid by the Plan during 2017 and 2016, respectively. Certain indirect expenses are included in the transaction prices of investments bought and sold and are not separately identified in the statements of changes in net assets available for benefits.

Notes Receivable from Participants

Notes receivable from participants are carried at amortized cost plus accrued interest.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan invests in collective trust funds which include securities with contractual cash flows which may include asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Note 3 — Fair Value

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, establishes a framework for fair value measurements, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

·     Quoted prices for similar assets or liabilities in active markets;
·     Quoted prices for identical or similar assets or liabilities in inactive markets;
·     Inputs other than quoted prices that are observable for the asset or liability; and
·     Inputs that are derived principally from observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered Investment Companies (Mutual Funds), Common Stock and Self-Directed Brokerage Accounts: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trust Funds: Valued at the fair value of the underlying investments which consist primarily of publicly traded common stock or level 2 investments and are reported at the NAV of units held by the Plan at year end. The collective trust funds can be traded daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2017:

	Level I	Level II	Level III	Total

Collective trust funds	$—	$12,598,257	$—	$12,598,257
Registered investment companies	39,406,064	—	—	39,406,064
Common stock of Plan sponsor	63,192	—	—	63,192
Self-directed brokerage accounts	135,654	—	—	135,654
Total investments	$39,604,910	$12,598,257	$—	$52,203,167

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2016:

	Level I	Level II	Level III	Total

Collective trust funds	$—	$11,676,601	$—	$11,676,601
Registered investment companies	36,919,352	—	—	36,919,352
Common stock of Plan sponsor	308,211	—	—	308,211
Self-directed brokerage accounts	308,589	—	—	308,589
Total investments	$37,536,152	$11,676,601	$—	$49,212,753

Note 4 — Plan Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 29, 2014 that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2017.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5 — Party-in-Interest Transactions

The Plan invests in certain investments offered by Putnam. Putnam is an affiliate of the trustee, and accordingly, these investments and investment transactions qualify as party-in-interest transactions.

The Plan offers Radisys Corporation common stock as an investment option for participants. Radisys Corporation is the Plan sponsor as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

Certain expenses are embedded in the transaction costs of the Plan's investments. Other costs are paid by the Company and not reimbursed by the Plan.

Supplemental Schedule

Radisys Corporation
401(k) Savings Plan
EIN: 93-0945232 Plan #: 001
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Allianz RCM Global Technology Fund A	Registered investment company		$2,553,329
	Artisan Mid-Cap Fund	Registered investment company		5,189,941
	Becker Value Equity	Registered investment company		1,009,299
	Columbia Mid-Cap Value Fund A	Registered investment company		859,944
	Delaware US Growth Institutional	Registered investment company		3,634,744
	Dodge & Cox Balanced Fund	Registered investment company		3,281,546
	Harbor International Fund	Registered investment company		3,686,447
	Lazard Emerging Markets Open	Registered investment company		326,355
	Neuberger Berman Genesis Trust	Registered investment company		5,983,984
	PIMCO Real Return Fund Institutional	Registered investment company		266,048
	PIMCO Total Return Fund Admin	Registered investment company		2,988,829
*	Putnam Asset Allocation Balanced Portfolio Y	Registered investment company		1,816,283
*	Putnam Asset Allocation Conservative Portfolio Y	Registered investment company		955,864
*	Putnam Asset Allocation Growth Portfolio Y	Registered investment company		4,576,921
*	Putnam Equity Income Fund Y	Registered investment company		2,137,097
	Vanguard Developed Markets Index Admiral	Registered investment company		50,520
	Vanguard Small Cap Index Fund Admiral	Registered investment company		88,913
				39,406,064
*	Putnam Stable Value Fund	Collective trust fund		5,268,643
*	Putnam S&P 500 Index Fund	Collective trust fund		7,329,614
				12,598,257
*	Radisys Corporation	Common stock		63,192
	Brokerage Securities	Self-directed brokerage accounts		135,654
*	Participant notes receivable	5.25% to 6.25%, maturing through 2031	—	460,911
				$52,664,078

* Party-in-interest.

(1) Cost information has been omitted for participant-directed assets.

See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Radisys Corporation 401(k) Savings Plan
(Name of Plan)

Dated:	June 13, 2018	By:	/s/ Jonathan Wilson
Jonathan Wilson
Plan Administrator

Exhibit Index

Exhibit No.	Description
23.1	Consent of KBF CPAs LLP, independent registered public accounting firm.